EXHIBIT 21

LIST OF SUBSIDIARIES

The following table sets forth certain information concerning the principal subsidiaries of the Company.

Name	State or Other Jurisdiction of Incorporation
Farnam Companies, Inc.	Arizona
Four Paws Products, Ltd.	New York
Grant Laboratories, Inc.	California
Gulfstream Home & Garden, Inc.	Florida
Interpet USA, LLC	Delaware
Kaytee Products, Inc.	Wisconsin
Matthews Redwood & Nursery Supply, Inc.	California
Matson, LLC	Washington
Pennington Seed, Inc.	Delaware
Pets International, Ltd.	Illinois
TFH Publications, Inc.	Delaware
Wellmark International	California
Gro Tec, Inc.	Georgia

The names of certain subsidiaries have been omitted because such unnamed subsidiaries, considered in the aggregate, would not constitute a significant subsidiary as that term is defined in Regulation S-X.